SEC
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FEB 29 2016

Washington DC
416

16001916

ANNUAL AUDI...

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-069291

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Steward Securities Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17615 Primrose Meadow Lane
(No. and Street)

Houston, Texas 77095
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William C. Hoover 281-221-9954
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C.
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1900, Houston, Texas 77056
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William C. Hoover, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Steward Securities Group LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MATTHEW LAWRENCE BRAXTON
My Commission Expires
August 16, 2016

NOTARY PUBLIC
STATE OF TEXAS

Notary Public

Signature

William C. Hoover, Member
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEWARD SECURITIES GROUP, LLC

FINANCIAL REPORT

DECEMBER 31, 2015

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of
Steward Securities Group, LLC

We have audited the accompanying statement of financial condition of Steward Securities Group, LLC (the Company) as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Steward Securities Group, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of Securities Exchange Commission and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Steward Securities Group, LLC's financial statements. The supplemental information is the responsibility of Steward Securities Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 26, 2016

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

CONTENTS

STEWARD SECURITIES GROUP, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS		**2015**
Cash and cash equivalents	$	11,494
Cash on deposit with clearing organization		100,000
Subtotal cash and cash equivalents		111,494
Commissions receivable		63,518
Other current assets		5,442
TOTAL ASSETS	$	180,454
LIABILITIES		
Commissions payable	$	62,928
MEMBER'S EQUITY		
MEMBER'S EQUITY	$	117,526
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	180,454

The Notes to the Financial Statement are an Integral part of this statement.

STEWARD SECURITIES GROUP, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

		2015
Commission income	$	217,473
Commissions expense		155,732
Clearing fees		24,813
Bloomberg fees		25,776
Regulatory fees and assessments		9,678
Professional fees		8,500
Other administrative expenses		5,220
Total Expenses		229,719
Net Loss	$	(12,246)

The Notes to the Financial Statement are an Integral part of this statement.

STEWARD SECURITIES GROUP, LLC

STATEMENT OF CHANGES OF MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

Balance, December 31, 2014	$	230,072
Net Loss		(12,246)
Equity Distribution		(100,300)
Balance, December 31, 2015	$	117,526

The Notes to the Financial Statement are an Integral part of this statement.

STEWARD SECURITIES GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

		2015
Net Loss	$	(12,246)
CASH FLOW FROM OPERATING ACTIVITIES		
Increase in Prepaid assets		(2,068)
Increase in Commissions receivable		(63,518)
Increase in Commissions payable		62,928
Net cash used by operating activities		(14,904)
CASH FLOW FROM FINANCING ACTIVITIES		
Distributions		(100,300)
Net cash used by Financing activities		(100,300)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(115,204)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		226,698
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	111,494

The Notes to the Financial Statement are an Integral part of this statement.

STEWARD SECURITIES GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Steward Securities Group, LLC ("the Company") maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Nature of Business - The Company is located in Houston, Texas and is a limited business broker dealer that transacts in institutional fixed income securities only. Consequently, the Company has claimed an exemption from the Securities and Exchange Commission's (SEC) Rule 15c3-3 under Section (K)(2)(ii). The Company is registered as a Broker-Dealer with the SEC, and a member of the Financial Industry Regulatory Authority (FINRA). Its principal market is the general public in the Southeastern region of Texas.

Statement Presentation - An unclassified Balance Sheet is presented in accordance with industry standards.

Cash and Cash Equivalents – Cash and cash equivalents include cash held in banks and a money market account. The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2015.

Revenue Recognition - Commissions are recognized when earned and receivables are recorded at that time. Revenues are primarily generated from commissions on sales of fixed income securities.

Income Taxes - The Company has elected to be taxed as a Limited Liability Company, a disregarded entity, and therefore, no provision has been made for federal income tax since these taxes are the responsibility of the member. The Company is subject to the Texas Margin Tax which is a state income tax. The Company did not owe any Texas Margin Tax at December 31, 2015.

The Company believes that all tax positions will more likely than not be sustained upon examination. As of December 31, 2015, the tax years that remain subject to examination by the major tax jurisdictions under the Statute of Limitations are from the year 2013 (year of inception) forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as a tax expense in the Statement of Income.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company has evaluated subsequent events through February 26, 2016, the date the financial statements were available to be issued. No subsequent events occurred, which require adjustment or disclosure to the financial statements at December 31, 2015.

STEWARD SECURITIES GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

NOTE 2: NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2015, the Company had net capital of $112,084 and a net capital requirement of $5,000 for the year. The Company's ratio of aggregate indebtedness to net capital was .56 to 1 at December 31, 2015. The Securities and Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Company at this time of no greater than 15 to 1.

NOTE 3: CREDIT RISK

The Company's bank balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Company's practice to utilize high net worth financial institutions to minimize credit risk.

The Company is engaged in trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

NOTE 4: RECEIVABLE FROM CLEARING ORGANIZATION

The Company has an agreement with a clearing organization whereby the organization performs clearing functions for all securities transactions with customers and brokers and dealers. Related to these transactions the Company is required to maintain cash on deposit in a clearance account with the Clearing Organization in the amount of $100,000. According to the clearing agreement, the clearing organization is responsible for executing, clearing and settling securities transactions on a fully disclosed basis for the accounts of the Company.

STEWARD SECURITIES GROUP, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

	2015
NET CAPITAL	
Total Member's equity	$ 117,526
Deductions and /or charges:	
Non allowable assets	
Other Current Assets	5,442
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	112,084
Haircuts on securities	-
Net Capital	$ 112,084
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6.67% of aggregate indebtedness)	$ 4,195
Minimum dollar net capital requirement	$ 5,000
Net Capital requirement (greater of two above minimum requirements)	$ 5,000
Excess net capital	$ 107,084
Ratio: Aggregate indebtedness to net capital	.56 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2015, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.

See Report of Independent Registered Public Accounting Firm.

STEWARD SECURITIES GROUP, LLC

SCHEDULE II

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2015

Exemption Provision

The Company has claimed an exemption from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 as are customarily made and kept by a clearing broker or dealer.

See Report of Independent Registered Public Accounting Firm.

HARPER & PEARSON COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of
Steward Securities Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Steward Securities Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Steward Securities Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the exemption provisions), and (2) Steward Securities Group, LLC stated that Steward Securities Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Steward Securities Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Steward Securities Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harper & Pearson Company, P.C.

Houston, Texas
February 26, 2016

Steward Securities Group LLC Assertions:

Steward Securities Group LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception

Steward Securities Group LLC

I, William C. Hoover, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

William C. Hoover
Member

February 26, 2016